Exhibit 99.1

Rogers Communications Inc. Announces US$1.0 Billion Offering of Debt Securities

TORONTO, Feb. 28 — Rogers Communications Inc. (“RCI”) announced today that it has priced a US$1,000,000,000 underwritten public offering of debt securities, consisting of US$500,000,000 aggregate principal amount of 3.00% senior notes due 2023 and US$500,000,000 aggregate principal amount of 4.50% senior notes due 2043. The net proceeds from the issuance of the debt securities will be approximately US$985 million, which are expected to be used for general corporate purposes. The sale of the debt securities is expected to close on March 7, 2013. The debt securities will be issued by RCI and guaranteed by its wholly owned subsidiary, Rogers Communications Partnership (“RCP”).

RCI has filed a shelf registration statement on Form F-9 (including a prospectus) with the SEC for this offering. Interested parties should read the prospectus in that registration statement together with the preliminary and final prospectus supplements for this offering and other documents RCI has filed with the SEC that have been incorporated by reference into the prospectus supplement for more complete information about RCI and this offering. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov.

The debt securities are not being offered in Canada or to any resident in Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazines and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Glenn Brandt, (416) 935-3571, glenn.brandt@rci.rogers.com